BP

X 3-5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

04004320

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-851015

RECEIVED MAR - 1 2004 158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Schwab Alterity, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pavonia Avenue East
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin J. Chmelich (212) 804-3605
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Schwab Alterity, L.P.

We have audited the accompanying statement of financial condition of Schwab Alterity, L.P. (the "Partnership") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Schwab Alterity, L.P. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 19, 2004

SCHWAB ALTERITY, L.P.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Assets		
Cash	$	26,348
Receivable from clearing broker		9,515,056
Securities owned - at market value		20,348,556
Other assets		11,860
Total Assets	$	29,901,820
Liabilities and Partners' Capital		
Liabilities		
Securities sold, not yet purchased - at market value	$	233,491
Accrued expenses		123,803
Total liabilities		357,294
Partners' Capital		29,544,526
Total Liabilities and Partners' Capital	$	29,901,820

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Significant Accounting Policies

Organization - Schwab Alterity, L.P. (the "Partnership" or "Alterity") is a Delaware limited partnership. Troon, LLC, ("Troon"), a Delaware limited liability company, is the General Partner and a wholly owned subsidiary of The Charles Schwab Corporation. Stableford Capital LLC ("Stableford"), a Delaware limited liability company, is the Limited Partner. Troon and Stableford each own 50% of Alterity.

Alterity is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and an associate member of the American Stock Exchange, Inc. The Partnership's principal office is located in Jersey City, New Jersey. Alterity trades for its own account, primarily in an arbitrage trading strategy in listed and over-the-counter equity securities and futures contracts.

Reorganization - Prior to October 9, 2002, Bunker Capital LLC ("Bunker"), a Delaware limited liability company, was the General Partner of Alterity while Troon and Stableford were Limited Partners. On January 22, 2003, Troon notified Bunker and Stableford of Troon's election to operate pursuant to Section 4.13(a)(1) of the Commodities Exchange Act, providing Troon an exemption from registration as a commodity pool operator. Upon this notification and in accordance with the Second Amended and Restated Agreement of Limited Partnership of Schwab Alterity, L.P. "("Partnership Agreement"), dated October 9, 2002, Bunker's ownership interest in the Partnership was completely terminated, Troon became the General Partner in the Partnership and Troon's limited partner interest was converted into a general partner interest in the Partnership. Concurrently, the entire balance of Bunker's capital account, which approximated $1,000, was added to the Stableford capital account.

Basis of Presentation - The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying Statement of Financial Condition. Such estimates primarily relate to the fair value of financial instruments.

Receivable from Clearing Broker - Receivable from the Partnership's clearing broker results from the Partnership's normal trading activities and primarily relate to amounts on deposit and margin balances, respectively. Amounts receivable from clearing brokers may be restricted to the extent that they serve as deposits for securities sold short, not yet purchased.

Securities Owned and Securities Sold, But Not Yet Purchased - Securities owned and securities sold, not yet purchased are stated at market value and consist of common stocks. Securities transactions are recorded on a trade date basis.

Accrued Expenses - Accrued expenses consists of accrued operating expenses.

Estimated Fair Value of Financial Instruments – Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value

information about financial instruments. As a registered broker/dealer, securities owned and, securities sold, not yet purchased are recorded at fair value. The fair value of all other financial assets and liabilities (consisting primarily of receivable from clearing broker) are considered to approximate their recorded value as they are short-term in nature or subject to frequent repricing.

Translation of Foreign Currency - Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year end exchange rates. Purchases and sales of investments, and income and expenses, that are denominated in foreign currencies, are translated into U.S. dollar amounts on the transaction date.

The Partnership does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations in market prices of investments held.

2. Relationships and Transactions With Affiliates

The Partnership uses the office space, computer and communications equipment and trading facilities of an affiliate of Troon for which it is allocated operating expenses. Additionally, certain managing members of Stableford are also employees of an affiliate of Troon and have management of and authority over the day-to-day operations of Alterity. Alterity is charged by this affiliate for these services. The Partnership pays floor brokerage fees to an entity that is an affiliate of Troon.

3. Income Taxes

As a limited partnership, Alterity is taxed as a partnership, and no provision for Federal and state income taxes is required in the accompanying Statement of Financial Condition. Each partner is responsible for reporting income or loss based on their respective share of the Partnership's income and expenses, as reported for income tax purposes.

4. Litigation

From time to time, the Partnership may be involved in certain legal and regulatory proceedings arising out of the conduct of its business. However, it is the opinion of management, after consultation with outside legal counsel, that the ultimate outcome of such proceedings will not have a material adverse impact on the financial condition of the Partnership.

5. Regulatory Requirements

The Partnership is an associate member of the American Stock Exchange, Inc. and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Partnership had net capital of $29,417,650 which was $29,317,650 in excess of its required net capital of $100,000.

The Partnership is exempt from Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Off-Balance Sheet Financial Instruments

Off-Balance Sheet Risk - The Partnership conducts business with two clearing brokers for its own trading activities. The clearing and depository operations for the Partnership's trading activities are performed by its clearing brokers pursuant to clearance agreements. The securities owned and securities sold short, not yet purchased, and the receivable from clearing broker reflected on the Statement of Financial Condition are positions with its clearing brokers. In addition, the Partnership must maintain at least $500,000 of net trading equity with one of its clearing brokers.

The Partnership is subject to certain inherent risks arising from its trading activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in this Statement of Financial Condition.

Derivatives - The Partnership's derivatives activities consist primarily of the purchase and sale of index futures for trading purposes. These derivatives are subject to equity price risk. Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of contracts which derive their value from an underlying equity or a stock index. The average fair value of such derivatives during 2003 was approximately $205,171. As of December 31, 2003 there were no open derivative positions.

Concentrations of Credit Risk - The Partnership's securities and futures trading activities are executed through two brokerage firms and substantially all of the Partnership's assets are held at these firms. In the event these firms do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty and it is the Partnership's policy to review, as necessary, the credit standing of each brokerage firm with which it conducts business.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 19, 2004

Schwab Alterity, L.P.
Newport Financial Center
111 Pavonia Avenue East
Jersey City, New Jersey 07310

In planning and performing our audit of the financial statements of Schwab Alterity, L.P., and its subsidiary (the "Partnership") for the year ended December 31, 2003 (on which we issued our report dated February 19, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP